Exhibit 20


FOR IMMEDIATE RELEASE               CONTACT:Cindy Viktorin
October 27, 1999                            Halliburton Company
                                            (713) 676-7125
                                            cindy.viktorin@halliburton.com


               KELLOGG BROWN & ROOT TEAM WILL PROVIDE ENGINEERING
            FOR S ONATRACH AND BP AMOCO'S NEW GAS VENTURE IN ALGERIA

          In Salah Gas Development set to deliver gas to Europe in 2003

DALLAS, Texas -- A Kellogg Brown & Root joint venture has signed a contract with BP Amoco to provide pre-sanction engineering services for Sonatrach and BP Amoco's $2.3 billion In Salah gas venture in Algeria. JGC from Japan is Kellogg Brown & Root's partner in the joint venture. Kellogg Brown & Root is a business unit of Halliburton Company (NYSE: HAL).

The decision on whether the huge project will receive final sanction is expected early next year. The project is set to deliver nine to eleven billion cubic meters of gas to southern Europe from 2003.

"This award is a significant win and a major step toward the ultimate goal of performing the construction for the facilities and infrastructure scope of this project," said Jack Stanley, president, Kellogg Brown & Root. "There is no doubt that our extensive experience in Algeria made a difference and helped us win this contract."
                                    - more -


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Kellogg  Brown & Root  expects  to start  work on the  project  immediately  and complete the pre-sanction scope within the next several months. The EPC phase is expected to begin in 1st quarter 2000 and complete with first gas in 2003.

This strategic win adds to KBR's growing list of upstream oil and gas projects in the southern desert of Algeria. In 1999, KBR completed major upstream projects at Rourde el Baguel (Sonatrach/Arco joint venture) and Tin Fouye Tabankort (Sonatrach/ Total/ Respol joint venture).

Headquartered in Houston, Kellogg Brown & Root is an international, technology-based engineering and construction company providing a full spectrum of industry-leading services to the hydrocarbon, chemical, energy, forest products, manufacturing, and mining and minerals industries.

Halliburton Company is the world's leading diversified energy services, engineering, construction, maintenance and energy equipment company. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services. In 1998, Halliburton's consolidated revenues were $17.4 billion and it conducted business with a workforce of approximately 100,000 in more than 130 countries. The company's World Wide Web site can be accessed at http://www.halliburton.com.

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